Exhibit 99.5

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity.

Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

Amendment of the articles of association (Part C)

Sono Group N.V.

Today, the [*] day of [*] two thousand and twenty-four, appeared before me, [Alexander Joannes Wiggers, civil-law notary in Amsterdam, the Netherlands:]

[to be included: details of DLA Piper the Netherlands employee].

The person appearing declared as follows:

A.	the articles of association of Sono Group N.V., a limited liability company (naamloze vennootschap) under the laws the Netherlands, having its corporate seat in Amsterdam, the Netherlands, and its registered office at Waldmeisterstrasse 93, 80935 Munich, Federal Republic of Germany and registered with the Trade Register under number 80683568 (Company), were lastly established by a deed of amendment executed on [*] two thousand and twenty-four before [*], civil-law notary in [*], the Netherlands;
B.	at the proposal of the management board of the Company, in a general meeting of the Company held on [*] two thousand and twenty-four, of which said meeting [a copy of] the minutes has been attached to this deed, it has been resolved to among others:
(i)	amend the articles of association of the Company as mentioned in this deed;
[(ii)	authorize the management board of the Company to resolve upon and determine the new amount and composition of the Company's authorised capital (maatschappelijk kapitaal), as mentioned in this deed;] and
(iii)	authorize the person appearing to execute deed;
C.	the aforementioned proposal of the management board of the Company to the general meeting of the Company to amend the articles of association of the Company has been approved by the supervisory board of the Company by written resolution of the supervisory board of the Company, adopted on [*] two thousand and twenty-four. [A copy of] the said written resolution has been attached to this deed ; and
D.	the resolution the management board of the Company to determine the new amount and composition of the Company's authorised capital, as mentioned in this deed, has been adopted by written resolution of the management board of the Company on [*] two thousand and twenty-four. [A copy of] the said written resolution has been attached to this deed.
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The person appearing, acting in said capacity, declared hereby to partially amend the articles of association of the Company, laying them down as follows:

Amendment A

Articles 5.1 and 5.2 are amended and shall forthwith read as follows:

"5.1            The Company's authorised share capital amounts to [*] euro (EUR [*]).

5.2	The authorised share capital is divided into:

a.	[*] ([*]) ordinary shares, each having a nominal value of one eurocent (EUR 0.01);

b.	[*] ([*]) high voting shares, each having a nominal value of twenty-five eurocents (EUR 0.25); and

c.	[*] ([*]) preferred shares, each having a nominal value of three hundred euro (EUR 300)."

Amendment B

A new transitional provision in a new article 42.1 is added, reading as follows:

"42.1         Upon the Company's issued share capital increasing to an amount of at least [*] euro (EUR [*]):

a.	the Company's authorised share capital described in Article 5.1 shall immediately and automatically increase to an amount of [*] euro (EUR [*]); and

b.	the composition of the authorised share capital described in Article 5.2 shall immediately and automatically be adjusted, such that the authorised share capital shall be divided into:

i.	[*] ([*]) ordinary shares, each having a nominal value of one eurocent (EUR 0.01);

ii.	[*] ([*]) high voting shares, each having a nominal value of twenty-five eurocents (EUR 0.25); and

iii.	[*] ([*]) preferred shares, each having a nominal value of three hundred euro (EUR 300)."

END

The person appearing is known to me, civil-law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated at the beginning of this deed.

The summarised contents of this deed were stated and explained to the person appearing. All parties were informed of the consequences of the contents of this deed. The person appearing declared to dispense with a full reading of the deed, to have taken due note of the content of the deed well before its execution and to agree with its content.

Immediately following the limited reading, this deed was signed by the person appearing and by me, civil-law notary.

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